Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended March 31,	2018	2017
Fixed charges:
Interest expense including amortization of debt discount	$186	$172
Portion of rentals representing an interest factor	18	20
Total fixed charges	$204	$192
Earnings available for fixed charges:
Net income	$1,310	$1,072
Equity earnings net of distributions	(9)	(10)
Income taxes	401	616
Fixed charges	204	192
Earnings available for fixed charges	$1,906	$1,870
Ratio of earnings to fixed charges	9.3	9.7